Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Coupon Express, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

69362W106

(CUSIP Number)

Joseph Heller

NextLevel VIII, LLC

c/o NextLevel Group, LLC.

6800 Jericho Turnpike, Suite 120W

Syosset, NY 11791

(516) 393-5887

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69362W106	Page No. 2 of 16

1	NAMES OF REPORTING PERSONS. NEXTLEVEL VIII, LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS. 45-3607493
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 0*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 140,000,000*
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 140,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.0%
14	TYPE OF REPORTING PERSON OO

*See Item 5.

CUSIP No. 69362W106	Page No. 3 of 16

1	NAMES OF REPORTING PERSONS. Anita Kaufman Family Partnership, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS. 11-3277887
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 0*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 140,000,000*
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 140,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,000,000 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.0%
14	TYPE OF REPORTING PERSON PN

*See Item 5.

CUSIP No. 69362W106	Page No. 4 of 16

1	NAMES OF REPORTING PERSONS. Anita Kaufman NextLevel VIII Trust FBO Joseph Heller S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS. (Intentionally omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION N/A

NUMBER OF	7	SOLE VOTING POWER 0*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 140,000,000*
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 140,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.0%
14	TYPE OF REPORTING PERSON OO

*See Item 5.

CUSIP No. 69362W106	Page No. 5 of 16

1	NAMES OF REPORTING PERSONS. AKFP-GP, LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS. (Intentionally omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 0*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 140,000,000*
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 140,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.0%
14	TYPE OF REPORTING PERSON OO

*See Item 5.

CUSIP No. 69362W106	Page No. 6 of 16

1	NAMES OF REPORTING PERSONS. Anita Kaufman S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS. (Intentionally omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7	SOLE VOTING POWER 0*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 140,000,000*
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 140,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.0%
14	TYPE OF REPORTING PERSON IN

*See Item 5.

CUSIP No. 69362W106	Page No. 7 of 16

1	NAMES OF REPORTING PERSONS. Joseph Heller S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS. (Intentionally omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7	SOLE VOTING POWER 833,000*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 140,000,000*
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 833,000*
	10	SHARED DISPOSITIVE POWER 140,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,833,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.2%
14	TYPE OF REPORTING PERSON IN

*See Item 5.

CUSIP No. 69362W106	Page No. 8 of 16

1	NAMES OF REPORTING PERSONS. Lawrence Pecoraro S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS. (Intentionally omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7	SOLE VOTING POWER 0*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 140,000,000*
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 140,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.0%
14	TYPE OF REPORTING PERSON IN

*See Item 5.

CUSIP No. 69362W106	Page No. 9 of 16

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As the beneficial owners of the percentage of the Issuer's outstanding Common Stock described in Item 5 of this Schedule 13D, the Reporting Persons can influence the outcome of matters that may be submitted to the vote of the Company's stockholders at annual or special meetings of stockholders.

The Reporting Persons also have the power, as the holders of a majority of the shares of the Series A Convertible Preferred Stock, par value $0.001 per share of the Issuer (the "Preferred Stock") described in Item 6 of this Amendment No. 2 to Schedule 13D, to influence the strategic direction of the Issuer as a result of various restrictive covenants contained in the Certificate of Designations of the Preferred Stock. These restrictive covenants provide that, without the consent of the holders of a majority of the Preferred Stock, voting as a separate class, the Issuer is not permitted to:

1. amend the Articles of Incorporation, by-laws, the Certificate of Designation or any other certificate of designation or file any new certificate of designation;

2. issue any Common Stock, Preferred Stock, Common Stock Equivalents (as defined in the Articles) or other securities or amend the terms thereof;

3. redeem any outstanding Common Stock, Preferred Stock, Common Stock Equivalents or other securities;

4. incur or repay indebtedness for borrowed money;

5. acquire or dispose of material assets;

6. enter into any Acquisition (as defined in the Articles), merger, consolidation, reorganization or similar transaction;

7. create subsidiaries or other affiliates;

8. dissolve, liquidate or wind up or file any petition under insolvency or bankruptcy laws;

9. enter into any contract or arrangement with any present or former director, executive officer, shareholder, partner, member, employee or affiliate of the Issuer or any of its subsidiaries, or any of such Person’s affiliates or immediate family members;

10. change senior management of the Issuer;

11. declare or pay dividends or declare or make other distributions other than the Base Dividends (as defined in the Articles);

CUSIP No. 69362W106	Page No. 10 of 16

12. adopt or materially deviate from the business plan or budget adopted by the Board of Directors of the Issuer (the “Board”) and the holders of a majority of the Preferred Stock, voting as a separate class; or

13. change or revoke the Operations Committee Charter adopted by the Board, or in any other way disband, dissolve or impair the authority of the Operations Committee.

In addition, the Certificate of Designations of the Preferred Stock provides that the holders of a majority of the Preferred Stock, voting as a separate class, have the right to elect one member of the Board. NextLevel VIII, LLC, the holder of record of the Reporting Persons’ holdings (”NextLevel”) has exercised this right by appointing Joseph Heller as a member of the Board. The holders of a majority of the Preferred Stock, voting as a separate class, also have the right, under the Investor Rights Agreements (as described in Item 6 below), to consent to a second independent board member, and the Issuer has agreed that the board otherwise shall be comprised of five members. NextLevel has also appointed Joseph Heller as Chairman, and sole voting member, of the Operations Committee of the Board (the “Operations Committee”), which is described in more detail in Item 6 below.

The Reporting Persons are concerned with the Issuer's strategic direction and poor operating results. In particular, the Reporting Persons are concerned that management is unable to lead the Issuer responsibly and to properly manage its operations and administer its financial resources. As a result, the Reporting Persons may utilize their voting and other rights to change or influence control of, and to influence the corporate affairs of, the Issuer. NextLevel has advised the Issuer that consent by NextLevel to further financing would be dependent on a strategic review of the Issuer's business and agreement on a business plan, strategy and use of proceeds going forward. NextLevel has advised the Issuer that it breached its obligations under the Certificate of Designations by materially deviating from its agreed to budget; specifically, making certain non-budgeted capital expenditures without its consent. NextLevel has also advised the Issuer that it has breached certain provisions with respect to the Operations Committee Charter. NextLevel may bring legal claims against the Issuer, certain members of the Board and officers in connection with actions or omissions by such persons. NextLevel may also take steps intended to replace senior management, and/or certain or all of the members of the Board not appointed by NextLevel. NextLevel intends to continue to evaluate the business and business prospects of the Issuer and its present and future interest in, and intentions with respect to, the Issuer, and in connection therewith may from time to time consult with other stockholders of the Issuer. NextLevel also intends to discuss the business and policies of the Issuer with management and the Board on an ongoing basis, and the Reporting Persons reserve the right to change their intentions with respect to any of the matters described in this filing.

The Reporting Persons also intend to review continuously their position in the Issuer and to evaluate their present and future interest in the Issuer, and may, depending upon their evaluation of the Issuer's business and prospects and upon future developments, determine to decrease or dispose of their position in the Issuer. In making any such determination, the Reporting Persons also intend to take into consideration general economic conditions and stock market conditions. The Reporting Persons may purchase additional securities of the Issuer in connection with an exercise of NextLevel’s right of first refusal provided in the 2012 Purchase Agreement (as defined in Item 6 below).

The descriptions of the documents set forth in this Amendment No. 2 to Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference to this Amendment No. 2 to Schedule 13D as exhibits pursuant to Item 7 hereof.

CUSIP No. 69362W106	Page No. 11 of 16

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Based upon information set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on September 14, 2012, there were 271,802,685 shares of Common Stock issued and outstanding as of September 1, 2012.

As of November 21, 2012, NextLevel VIII, LLC held of record 56 shares of Preferred Stock, convertible into 70,000,000 shares of Common Stock, and warrants exercisable for 70,000,000 shares of Common Stock (collectively, the “NextLevel Securities”). As of the same date, Joseph Heller held of record 833,000 shares of Common Stock (the “Heller Securities”).

Joseph Heller has the sole power to vote and direct the disposition of the Heller Securities.

Anita Kaufman and Joseph Heller are co-managers of NextLevel VIII, LLC, and may be deemed to share the power to vote and direct the disposition of the NextLevel Securities. The Anita Kaufman Family Partnership LP and The Anita Kaufman Nextlevel VIII Trust FBO Joseph Heller are the two members of NextLevel VIII, LLC, and may be deemed to share the power to vote and direct the disposition of the NextLevel Securities. AKFP-GP, LLC is the general partner of The Anita Kaufman Family Partnership LP, and may be deemed to share the power to vote and direct the disposition of the NextLevel Securities. Joseph Heller and Lawrence Pecoraro are co-trustees of The Anita Kaufman Nextlevel VIII Trust FBO Joseph Heller, and may be deemed to share the power to vote and direct the disposition of the NextLevel Securities. Anita Kaufman is the managing member of AKFP-GP, LLC, and may be deemed to share the power to vote and direct the disposition of the NextLevel Securities.

Pursuant to Rule 13d-3 (“Rule 13d-3”) under the Exchange Act of 1934, as amended, as of November 21, 2012, all of the Reporting Persons may be deemed the beneficial owner of 140,000,000 shares of Common Stock issuable upon conversion or exercise of the NextLevel Securities, representing approximately 34.0% of the shares of Common Stock issued and outstanding (after giving effect to the conversion of the Preferred Stock and exercise of the Warrants). Also, pursuant to Rule 13d-3, as of November 21, 2012, Joseph Heller may be deemed the beneficial owner of 140,833,000 shares of Common Stock, including the shares issuable upon conversion or exercise of the NextLevel Securities and the Heller Securities, representing approximately 34.2% of the shares of Common Stock issued and outstanding (after giving effect to the conversion of the Preferred Stock and exercise of the Warrants).

During the sixty days prior to November 21, 2012, there were no transactions in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possesses voting or investment control over the securities thereof.

CUSIP No. 69362W106	Page No. 12 of 16

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On October 24, 2011, the Issuer entered into a Cumulative Convertible Senior Note and Warrant Purchase Agreement (the “2011 Purchase Agreement”) governing the issuance of up to $1,900,000 aggregate principal amount of Cumulative Convertible Senior Notes (the “2011 Senior Notes”) and Warrants (the “2011 Warrants”). Pursuant to the terms of the 2011 Purchase Agreement, NextLevel purchased $1,000,000 of 2011 Senior Notes and 2011 Warrants to purchase 50,000,000 shares of Common Stock. The 2011 Warrants are exercisable until October 24, 2016 at a price of $.04 per share (subject to certain adjustments).

On May 31, 2012, the Issuer entered into a second Cumulative Convertible Senior Note and Warrant Purchase Agreement (the “2012 Purchase Agreement”) governing the issuance of up to $1,537,500 aggregate principal amount of Cumulative Convertible Senior Notes (the “2012 Senior Notes,” and together with the 2011 Senior Notes, the “Senior Notes”) and Warrants (the “2012 Warrants, and together with the 2011 Warrants, the “Warrants”). The terms and conditions of the 2012 Senior Notes and 2012 Warrants are substantially similar to the 2011 Senior Notes and 2011 Warrants, respectively. Pursuant to the terms of the 2012 Purchase Agreement, NextLevel purchased $400,000 of 2012 Senior Notes and 2012 Warrants to purchase 20,000,000 shares of Common Stock. The 2012 Warrants are exercisable until May 31, 2017 at a price of $.04 per share (subject to certain adjustments).

On August 7, 2012, as a result of the conversion of the Issuer’s 14% Convertible Subordinated Notes due June 23, 2011 in the aggregate principal amount of $646,000 into 7,177,777 shares of Common Stock, all of the Issuer’s outstanding Senior Notes, in the aggregate principal amount of $2,760,500, converted automatically into shares of Preferred Stock. The Senior Notes converted at a rate of one share of Preferred Stock for each $25,000 of Senior Notes. Following the conversion of the Senior Notes, the Issuer has 110.42 shares of Preferred Stock issued and outstanding, of which 56 shares are held by NextLevel (and there are no Senior Notes remaining outstanding).

Each share of Preferred Stock is convertible into 1,250,000 shares of Common Stock, subject to certain adjustments. As disclosed in Item 4 above, the holders of a majority of the Preferred Stock, voting as a separate class are entitled to elect one director to the Board.

In addition, NextLevel and the Issuer are parties to an Investors’ Rights Agreement, dated as of May 31, 2012 and an Investors’ Rights Agreement, dated as October 24, 2011 (together, the Investors Rights Agreements”). The Investors Right Agreements provide for, among other things, certain demand and piggyback registration rights, information rights, covenants requiring certain material actions to be approved by the Board, and certain rights of first refusal and co-sale rights relating to future sales of securities by the Issuer. The Investor Rights Agreements also provides that one director shall at all times (i) be independent of the Issuer, its executive officers and directors and their respective affiliates and (ii) approved by the holders of a majority of the Preferred Stock, voting as a separate class. Finally, the Investors Rights Agreements require the Board to establish an Operations Committee, whose purpose and power is to (a) supervise and manage the Chief Operating Officer (“COO”) of the Issuer, who shall report directly to the Operations Committee, (b) review and provide strategic advice and counsel to the Issuer regarding the business operations, (c) present to the Board an independent assessment of the Issuer’s business operations as it relates to strategic initiatives, (d) exercise such other powers and authority as are set forth in a charter of the Operations Committee, and (e) exercise such other powers and authority as shall from time to time be assigned thereto by resolution of the Board under the procedures set forth in the Operations Committee Charter. The Operations Committee Charter empowers the Operations Committee, to, subject to the powers of the Board described in the next sentence, appoint, terminate (with or without cause) and replace, review the performance of, and set compensation of (within a maximum set by the Board) the COO. The Chairman of the Committee is empowered to select COO candidates for the approval of the Board. If the Board rejects three (3) candidates, the Chairman of the Committee has the right to select the fourth candidate without approval of the Board. In addition, the Operations Committee is empowered to review and provide counsel with respect to the Issuer’s strategic plans.

CUSIP No. 69362W106	Page No. 13 of 16

In connection with the 2012 Purchase Agreement, the Issuer entered into an Amended and Restated Security Agreement, dated as of May 31, 2012 (the “Security Agreement”), made by and among the Issuer, in favor of NextLevel, as collateral agent for the holders of Senior Notes, granting a first priority security interest in substantially all of the Issuer’s assets in favor of the Reporting Persons, for its benefit and the benefit of the other holders of Senior Notes, to secure the payment and performance of the Senior Notes. As of August 7, 2012, due to the conversion of the Senior Notes, the Security Agreement has no further force and effect.

The descriptions of the transactions and agreements set forth in the Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which is incorporated by reference to the Schedule 13D as exhibits pursuant to Item 7 hereof.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer between the reporting persons and any person or entity.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

1.           Schedule 13D Joint Filing Agreement dated as of June 6, 2012 among each Reporting Person, incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on June 6, 2012.

2. Cumulative Convertible Senior Note and Warrant Purchase Agreement dated as of May 31, 2012 between the Issuer and the investors listed therein, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 6, 2012.

3. Form of 2012 Cumulative Convertible Senior Note, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 6, 2012.

4. Investors’ Rights Agreement dated as of May 31, 2012 between the Issuer and the investors listed therein, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 6, 2012.

5. Form of 2012 Common Stock Warrant, incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 6, 2012.

CUSIP No. 69362W106	Page No. 14 of 16

6. Form of Amended and Restated Security Agreement dated as of May 31, 2012 between the Issuer and NextLevel, as the Collateral Agent, incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 6, 2012.

7. Amended Cumulative Convertible Senior Note and Warrant Purchase Agreement dated as of October 24, 2011, and as amended on May 31, 2012, between the Issuer and the investors listed therein, incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 6, 2012.

8. Form of Amended 2011 Cumulative Convertible Senior Note, incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 6, 2012.

9. Investors’ Rights Agreement dated as of October 24, 2011, as amended on May 31, 2012 between the Issuer and the investors listed therein, incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 6, 2012.

10. Form of Amended 2011 Common Stock Warrant, incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 6, 2012.

11. Certificate of Amendment to Articles of Incorporation-Series A Preferred Stock Rights, Designation and Privileges, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 6, 2012.

CUSIP No. 69362W106	Page No. 15 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 21, 2012

/s/ Joseph Heller
Joseph Heller

/s/ Anita Kaufman
Anita Kaufman

NEXTLEVEL VIII, LLC

By: /s/ Joseph Heller
Name: Joseph Heller
Title: Authorized Person

ANITA KAUFMAN FAMILY PARTNERSHIP LP

By: /s/ Anita Kaufman
Name: Anita Kaufman
Title: Authorized Person

AKFP-GP, LLC

By: /s/ Anita Kaufman
Name: Anita Kaufman
Title: Authorized Person

CUSIP No. 69362W106	Page No. 16 of 16

ANITA KAUFMAN NEXTLEVEL VIII TRUST FBO JOSEPH HELLER

By: /s/ Joseph Heller
Name: Joseph Heller
Title: Authorized Person

By: /s/ Lawrence Pecoraro
Name: Lawrence Pecoraro
Title: Authorized Person